January 19, 2018

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Re:	Amplify Snack Brands, Inc.
Schedule 14D-9 filed January 2, 2018
SEC File No. 005-89260

Dear Mr. Duchovny:

This letter is being submitted on behalf of our client, Amplify Snack Brands, Inc. (the “Company”), in response to the comment contained in the letter dated January 11, 2018 from Daniel F. Duchovny, Office of Mergers and Acquisitions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 14D-9 that was filed on January 2, 2018 (the “Schedule 14D-9”).

For reference purposes, the Staff’s comment has been reproduced in italics herein with a response immediately following such comment. The page reference in the response refers to the page in the Schedule 14D-9, as first filed on January 2, 2018.

Concurrently herewith, the Company is filing Amendment No. 5 (the “Amendment”) to the Schedule 14D-9 containing the revisions described in this letter.

Certain Prospective Financial Information, page 34

1. We note you disclosed only “selected elements of the Projections.” Revise your disclosure to include the Projections in their entirety. Also, revise your disclosure to describe the assumptions made in preparing the Projections.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and has revised Item 4 of the Schedule 14D-9 to include (1) the Projections in their entirety and (2) the material assumptions that underlie the Projections.

*    *    *

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-813-8824 or by email at AGoodman@goodwinlaw.com.

Sincerely,

/s/ Andrew H. Goodman
Andrew H. Goodman, Esq.

Cc:	Thomas C. Ennis

Amplify Snack Brands, Inc.

James A. Matarese

Goodwin Procter LLP

Bradley C. Weber

Goodwin Procter LLP

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